SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 1)*

Net 1 UEPS Technologies Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

64107N206
(CUSIP Number)

Samuel Sithole
Value Capital Partners (Pty) Ltd

Rosebank Link
173 Oxford Road, 8th Floor
Rosebank
Gauteng, 2196
South Africa
+27 10 060 0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 251893103
1	NAMES OF REPORTING PERSONS
Value Capital Partners (Pty) Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,266,897

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,266,897

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,266,897

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as previously filed on April 24, 2020 (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares reported herein were acquired at an aggregate purchase amount of $33,140,579.98. The Shares were acquired with investment funds of the VCP Managed Funds.

Item 4.	Purpose of Transaction

On May 13, 2020, Value Capital Partners (Pty) Ltd (“VCP”) entered into a Cooperation Agreement (the “Agreement”) with the Net 1 UEPS Technologies, Inc. (the “Company”). Pursuant to the Agreement, on or before May 21, 2020, the Board of Directors of the Company (the "Board") has agreed to take all necessary actions to: (A) set the size of the Board at twelve (12) members; and (B) appoint Mr. Antony Ball (the "New Nominee") as a director of the Company and as a member of the Remuneration Committee of the Board. In connection therewith, the Company has agreed, subject to certain limitations set forth in the Agreement, to (i) include the New Nominee in its slate of nominees for election to the Board at its 2020 annual meeting of shareholders and 2021 annual meeting of shareholders (the "2021 Annual Meeting") or at any special meeting of the shareholders of the Company at which directors are to be elected to be held prior to the business day immediately following the 2021 Annual Meeting (the "Termination Date") and at which the seat held by the New Nominee is subject to election and (ii) recommend that the Company's shareholders vote in favor of the election of the New Nominee at each such meeting.

From the date of the Agreement until the Termination Date (the "Standstill Period"), if the New Nominee is unable or unwilling to serve as a director (including as a result of not being elected at any annual meeting), resigns as a director or is removed as a director and so long as VCP continuously beneficially owns in the aggregate at least 5.0% of the Company's then outstanding common stock (the "Minimum Ownership Threshold"), VCP has the right to recommend a substitute person to replace the New Nominee. During the Standstill Period, in addition to its rights relating the appointment of the New Nominee, VCP is entitled to designate one observer to the Board.

The Company will be relieved of its obligations with respect to the Board matters described above in the event that VCP ceases to be the beneficial owner of common stock equal to at least the Minimum Ownership Threshold.

With respect to the shares of the Company's capital stock owned by VCP and its affiliates, VCP has agreed that, among other things, from and after the date of the Agreement through and until December 1, 2020, it will not, and it will not permit any controlling and controlled affiliate of VCP to, directly or indirectly, (A) nominate any person for election at an annual or special meeting of shareholders, (B) submit any proposal for consideration at, or bring any other business before any annual or special meeting of shareholders, (C) initiate, encourage or participate in any "withhold" or similar campaign with respect to any annual or special meeting of shareholders, (D) disclose publicly any disagreement with any decisions or actions made by the Board, (E) solicit any proxies or consents with respect to securities of the Company in opposition to the recommendation or proposal of the Board, or seek to influence any other person with respect to the voting of its securities of the Company or grant a proxy with respect to voting of any securities of the Company, (F) seek or encourage any person to submit nominations in furtherance of a contested solicitation or (G) (1) call or seek to call or request the call of any meeting of shareholders or (2) seek representation on the Board or the removal of any member of the Board (in each instance, except as expressly provided in the Agreement).

Pursuant to the Agreement, during the Standstill Period, except following approval of the Board, VCP has agreed that neither it nor its affiliates will purchase or cause to be purchased or otherwise acquire (i) beneficial ownership of any common stock or other securities of the Company (other than securities issued pursuant to a plan established by the Board for members of the Board or a stock split, stock dividend or similar corporate action initiated by the Company with respect to any securities beneficially owned by VCP), if immediately after the taking of such action, VCP together with its controlled and controlling affiliates would, in the aggregate, beneficially own more than 19.9% of the then outstanding shares of common stock, or (ii) interests in any of the Company's indebtedness.

Additionally, VCP agrees, among other things, that during the Standstill Period, neither it nor any of its controlling or controlled Affiliates will, and it will cause each of its controlling or controlled Affiliates not to, directly or indirectly, (i) form, join in or in any way participate in any "partnership, limited partnership, syndicate or other group," including, without limitation, a "group" each as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with any person or entity other than the New Nominee, with respect to any securities of the Company owned as of the date of the Agreement or subsequently acquired in accordance with the Agreement, (ii) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including beneficial ownership) of any of the assets or business of the Company or any rights or options to acquire any such assets or business from any person, in each case other than securities of the Company or (iii) seek, propose or make any statement with respect to, or solicit, negotiate with, or provide any information to any person with respect to, a merger, consolidation, acquisition of control or other business combination, tender or exchange offer, purchase, sale or transfer of assets or securities, dissolution, liquidation, reorganization, change in structure or composition of the Board, change in the executive officers of the Company, change in capital structure, recapitalization, dividend, share repurchase or similar transaction involving the Company, its subsidiaries or its business, whether or not any such transaction involves a change of control of the Company.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)
VCP beneficially owned an aggregate of 9,266,897 Shares, constituting 16.4% of the Issuer’s outstanding Shares. The aggregate percentage of the Shares reportedly owned by VCP is based upon 56,568,425 Shares outstanding, as of February 3, 2020 and reported in the Issuer’s Form 10-Q filed on February 10, 2020.

(b)
VCP, as the investment manager of the VCP Managed Funds, may be deemed the beneficial owner of 9,266,897 Shares owned by the VCP Managed Funds. VCP holds sole dispositive and voting power over the Shares held by the VCP Managed Funds.

(c)	The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days since the filing of the Schedule 13D.

Date of Transaction	Transaction Type (Purchase or Sale)	Shares	Price (USD)
04/23/2020	Sale	426,122	3.500(1)
05/19/2020	Purchase	2,103,069	4.000(2)

(1) The sale was effected in the open market.

(2) The purchase was made in an off-market transaction pursuant to a Share Purchase Agreement, dated as of May 18, 2020 (the “Share Purchase Agreement”), by and between VCP and Africa Capitalization Fund, Ltd, a Mauritius limited company (the “Africa Capitalization Fund”).

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 13, 2020, VCP and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On May 18, 2020, VCP and the Africa Capitalization Fund entered into the Share Purchase Agreement which places no restriction on transfer or voting rights.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between VCP and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1
Cooperation Agreement, dated May 13, 2020, by and between Net 1 UEPS Technologies, Inc. and VCP (Proprietary) Limited. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Net 1 UEPS Technologies, Inc. on May 14, 2020)

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2020
Value Capital Partners (Pty) Ltd

	By:	/s/ Samuel Sithole
Name: Samuel Sithole
Title: Chief Executive Officer